UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

16004314

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEGNA 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEGNA Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0150

TEGNA 401(k) SAVINGS PLAN
Table of Contents

EY

Building a better
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Report of Independent Registered Public Accounting Firm

TEGNA Benefit Plans Committee

TEGNA.401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TEGNA.401(k) Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TEGNA.401(k) Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015, and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the TEGNA.401(k) Savings Plan financial statements. The information in the supplemental schedules is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

Philadelphia, PA

June 28, 2016

TEGNA 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2015	December 31, 2014
Assets		
Investments, at fair value	$ 602,246,100	$ 284,195,845
Investments, at contract value	30,590,105	—
Notes receivables from participants	6,468,111	3,701,530
Due from broker	384,424	—
Total Assets	$ 639,688,740	$ 287,897,375
Liabilities		
Accrued expenses	$ 299,426	$ —
Due to broker	4,838	—
Total Liabilities	$ 304,264	$ —
Net Assets Available for Benefits	$ 639,384,476	$ 287,897,375

The accompanying notes are an integral part of these financial statements

TEGNA 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

		Year Ended December 31, 2015
Contributions:		
Employer, net	$	11,411,063
Employee		20,040,576
Total contributions		31,451,639
Investment Income/(Loss):		
Interest and dividends		9,153,637
Net depreciation in fair value of investments		(20,876,702)
Total investment loss		(11,723,065)
Interest income on notes receivable from participants		219,368
Total additions		19,947,942
Benefits paid to participants		80,070,456
Administrative Expenses		888,905
Total deductions		80,959,361
Transfer of assets from other plans		412,498,520
Change in net assets	$	351,487,101
Net assets available for benefits:		
Beginning of year		287,897,375
End of year	$	639,384,476

The accompanying notes are an integral part of these financial statements

TEGNA 401(k) Savings Plan
Notes to Financial Statements

1. Description of the Plan

General

The Belo Savings Plan is a defined contribution plan which was established effective October 1, 1989. The Belo Savings Plan covers substantially all employees who were employed by Belo Corp., a wholly-owned subsidiary of Gannett Co. Inc. (Gannett). On June 29, 2015, Gannett separated into two publicly traded companies: Gannett Co., Inc. and TEGNA Inc. (the Company or the Plan Sponsor). In conjunction with the separation, the Belo Savings Plan was renamed the TEGNA 401(k) Savings Plan (the Plan) and Plan balances for certain current and former employees of TEGNA Inc. were transferred from the Gannett 401(k) Savings Plan to the Plan. Net assets of $412.7 million (including loan balances of $3.9 million) were transferred to the Plan on June 10, 2015.

Employees hired on or after January 1, 2015, that are scheduled to complete at least 1,000 hours of service are eligible to participate upon completion of an hour of service. Employees that are hired on or after January 1, 2015 that are scheduled to work less than 1,000 hours of service over a year are eligible to participate in the Plan when they complete the 1,000 hours of service. Certain collective bargaining agreements and personal service contracts may exclude some employee's participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

TEGNA Benefit Plans Committee (the Committee) is responsible for the general administration of the Plan. The Plan assets are held under trust agreements with Northern Trust Company and Vanguard Fiduciary Trust Company (the Trustees). Fidelity Management Trust Company served as the record-keeper and Trustee until May 31, 2015. Effective June 1, 2015, Vanguard Fiduciary Trust Company was appointed as record-keeper of the Plan.

The Plan was amended by the Committee on January 1, 2016, which updated the legal entities covered by the Plan due to recent dispositions.

Participants should refer to the plan document for a more complete description of the Plan's provisions.

Plan Benefits

Common stock of the Company is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in the Company's stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, the employee has the right to receive any TEGNA Inc. common shares in kind. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen core investment options, TEGNA Inc. common stock, a suite of target maturity funds and a self-directed brokerage account. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants are immediately vested in their contributions plus actual earnings thereon. Participants generally become fully vested in the Company's matching contribution after three years of service. At the discretion of the Committee, forfeitures can be utilized to reduce employer contributions or administrative expenses of the Plan. Forfeitures totaled $1.5 million for the year ended December 31, 2015, and were applied against employer contributions.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

Contributions

A participant may generally contribute, on a pre-tax basis or an after-tax basis, any whole percentage amount, up to 50 percent of plan eligible compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (IRC). However, employer matching contributions shall not be made on amounts treated as catch-up contributions.

The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes. Certain participants are only eligible for an employer match of 50 percent of the first 6 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations. The Company can fund the employer match through purchases of the Company's stock on the open market or through the use of existing treasury shares. The employer match is generally funded through open market purchases. Participants in certain operating units receive a cash matching contribution as stipulated in the Plan document. Employer match contributions in the Company's stock totaled $7.9 million for the year ended December 31, 2015.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participants' account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, generally bear interest at the prime rate plus 1%, and have maturities for a period not to exceed five years.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The majority of investments included in the Plan are held at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion and disclosures related to fair value measurements.

The Plan also holds a synthetic guaranteed investment contract (synthetic GIC) which is valued at contract value since this contract meets the fully benefit-responsive investment contract criteria. Contract value is the relevant measure for a fully-benefit responsive investment because this represents the amount received by participants.

Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and U.S. Treasury notes, and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GIC is designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan's administration; (ii) changes to the Plan's prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is not probable.

Synthetic GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Statement of Changes in Net Assets Available for Benefits presents the net depreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation on investments bought and sold as well as held during the year.

Plan Expenses

Direct administrative expenses are charged to the participants' accounts, as provided by the Plan's provisions. Administrative expenses paid by the Plan include record-keeping and Trustee fees. The Company may elect to pay for certain indirect expenses and such expenses are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Accounting guidance adopted in 2015

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in Accounting Standards Codification (ASC) 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015.

For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. Management elected to early adopt the provisions of this new standard. Accordingly, the standard was retrospectively applied resulting in such investments no longer being reflected within the fair value hierarchy in Note 6. However, the amounts are presented to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. Management has elected to adopt Parts I and II early. Accordingly, Parts I and II were retrospectively applied resulting in Synthetic GICs held by the Plan being reported at its contract value as of December 31, 2015 within the Statement of Net Assets available for Benefits. Part III is not applicable to this Plan.

3. Parties-in-Interest and Related Party Transactions

At December 31, 2015 the Plan held an investment of 2.6 million shares of the Company's common stock. The Plan earned dividend income from the Company's common stock of $710,227 for the year ended December 31, 2015. The Plan did not hold any common stock of the Company at December 31, 2014.

The Plan invests in the Vanguard Institutional Index Fund which is sponsored by Vanguard, the Trustee. Also, certain Plan investments are shares of a short term investment fund and an S&P500 Index Fund which are managed by Northern Trust, the Trustee. Therefore these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules under ERISA. No direct fees were paid by the Plan to the Trustees for investment management services related to these investments for the year ended December 31, 2015.

In addition, loans receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

4. Income Tax Status

The Plan received a determination letter from the IRS dated February 13, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code. On March 18, 2016, the IRS confirmed receipt of the Plan's application for a determination concerning the qualification of the plan and advised this application is currently in-process.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan received a closing letter from the IRS dated January 23, 2015 in relation to the audit of tax returns for the years ended December 31, 2010 through 2012. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

5. Reconciliation of Audited Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Plan's Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$ 639,384,476	$ 287,897,375
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	1,034
Net assets available for benefits per the Form 5500	$ 639,384,476	$ 287,898,409

The following is a reconciliation of total additions per the financial statements to the total income per form 5500, for the year ended December 31, 2015.

	2015
Total additions per the financial statements	$ 19,947,942
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	(1,034)
Total income reported per the Form 5500	$ 19,946,908

6. Fair value measurement

Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in markets that are not active;
- Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Index funds (common collective funds): Valued at the NAV established by the fund manager on a daily basis. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily and investments are redeemable at any time. The objective of Index funds held by the Plan is to provide a rate of return consistent with U.S. equity indexes. A redemption notice of 1 day is required for these investments.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts: Consists entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Target maturity funds: Target maturity funds offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These portfolios (consisting of collective investment trusts and/or mutual funds) share the common goal of first growing and then later preserving principal and may contain a mix of U.S. common stocks, International stocks, Developed Real Estate securities, Treasury Inflation Protected securities, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. Target maturity funds are valued at their NAV each business day.

Liquidity funds (STIF): Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value. There are currently no redemption restrictions on this investment.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and 2014:

December 31, 2015	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$ 66,457,269	—	—	$ 66,457,269
Common stocks	41,445,721	—	—	41,445,721
Mutual funds	263,596,797	—	—	263,596,797
Self-directed brokerage accounts	9,582,770	—	—	9,582,770
Total	$ 381,082,557	—	—	$ 381,082,557
Investments valued using NAV as a practical expedient:				
Common collective funds				$ 72,892,241
Stable value fund				70,031
STIF				1,239,030
Target maturity funds				146,962,241
Total				$ 221,163,543
Total investments at fair value				$ 602,246,100

December 31, 2014	Level 1	Level 2	Level 3	Total
Common stock	$ 1,094,846	—	—	$ 1,094,846
Money market fund	16,292,065	—	—	16,292,065
Mutual funds	260,390,488	—	—	260,390,488
Self-directed brokerage accounts	6,348,745	—	—	6,348,745
Total	$ 284,126,144	—	—	$ 284,126,144
Investments valued using NAV as a practical expedient:				
Stable value fund				$ 69,701
Total investments at fair value				$ 284,195,845

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2015

		Total that Constitute Nonexempt Prohibited Transactions			
Participant contributions transferred late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions not corrected	Contributions Corrected outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 3,633		$ —	$ 3,633 (1)	$ —	$ 3,633

(1) Represents delinquent participant contributions from a 2015 pay period. The company intends to transmit loss of earnings to the Plan and file the required Form 5330.

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current Value
* TEGNA Inc.	Employer Securities	$	66,457,269
* Northern Trust Short Term Investment Fund	Short-Term Investment Fund	$	1,239,030
Prudential Insurance Company	Stable Value Fund		
GA-63596	1.47%		
Term Fund 2015	Fixed income	$	61,878
Term Fund 2016	Fixed income		1,872,767
Term Fund 2017	Fixed income		1,869,804
Term Fund 2018	Fixed income		1,246,140
Term Fund 2019	Fixed income		1,309,122
Goldman Sachs Intermediate Core Funds	Fixed income		6,110,577
State Street Bank	Stable Value Fund		
151006	1.55%		
Term Fund 2015	Fixed income		45,118
Term Fund 2016	Fixed income		1,274,459
Term Fund 2017	Fixed income		1,272,461
Term Fund 2018	Fixed income		1,907,312
Term Fund 2019	Fixed income		1,953,218
Goldman Sachs Intermediate Core Funds	Fixed income		2,637,617
Transamerica Premier	Stable Value Fund		
MDA01287TR	1.55%		
Term Fund 2015	Fixed income		45,165
Term Fund 2016	Fixed income		1,275,786
Term Fund 2017	Fixed income		1,273,786
Term Fund 2018	Fixed income		1,909,297
Term Fund 2019	Fixed income		1,955,251
Goldman Sachs Intermediate Core Funds	Fixed income		2,640,363
Total Stable Value Funds at fair value			30,660,121
Prudential Insurance Company \State Street Bank\Transamerica Premier	Wrapper contract		(70,016)
Total Stable Value Funds at contract value		$	30,590,105
Alliance Bernstein	Target Maturity Fund - 2005	$	2,630,705
Alliance Bernstein	Target Maturity Fund - 2010		1,452,190
Alliance Bernstein	Target Maturity Fund - 2015		9,611,052
Alliance Bernstein	Target Maturity Fund - 2020		24,570,124
Alliance Bernstein	Target Maturity Fund - 2025		24,938,208
Alliance Bernstein	Target Maturity Fund - 2030		25,595,407
Alliance Bernstein	Target Maturity Fund - 2035		18,984,455
Alliance Bernstein	Target Maturity Fund - 2040		16,082,744
Alliance Bernstein	Target Maturity Fund - 2045		13,271,224
Alliance Bernstein	Target Maturity Fund - 2050		7,597,137

TEGNA 401(k) Savings Plan

EIN: 16-0442930 Plan #: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)

December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Alliance Bernstein	Target Maturity Fund - 2055	2,136,721
Alliance Bernstein	Target Maturity Fund - 2060	$ 92,274
Total Target Maturity Funds		$ 146,962,241
Allianz Funds NFJ Divid Value Fund	Mutual Fund	$ 7,777,098
American Europacific Growth	Mutual Fund	31,068,316
Cap Intl Emerging Mkts Growth	Mutual Fund	1,386,839
Centersquare EB US Real Estate Securities Fund	Mutual Fund	3,534,161
Delaware Pooled TR Large Cap Growth Equity Portfolio	Mutual Fund	16,655,119
Dodge & Cox Balanced Fund	Mutual Fund	42,886,283
Dodge & Cox Inc Fund	Mutual Fund	31,324,824
Dreyfus Cash Mgmt Instl Shs	Mutual Fund	25,138,804
GMO Trust Benchmark Free Allocation	Mutual Fund	1,063,123
* Vanguard Instl Index	Mutual Fund	87,307,470
Wasatch Small Cap Growth	Mutual Fund	7,919,197
WT Mutual Fund Small/Mid Cap Value	Mutual Fund	7,535,563
Total Mutual Funds		$ 263,596,797
MFB NT Collective S&P500 Index Fund	Common Collective Fund	$ 4,517,671
Barclays Global Invs N A Invt Funds	Common Collective Fund	3,810,373
Blackrock Russell 1000 Growth	Common Collective Fund	31,038,909
Blackrock Russell 1000 Value	Common Collective Fund	14,634,506
Blackrock Russell 2500 Index	Common Collective Fund	14,530,328
Blackrock US Debt Index	Common Collective Fund	4,360,454
Total Index Funds		$ 72,892,241
Abbott Lab	Common Stock	$ 164,775
Adobe Sys Inc	Common Stock	427,144
ADR Alibaba Group Hldg Ltd-sp A	Common Stock	235,764
ADR Bp P L C Sponsored ADR	Common Stock	243,922
ADR Royal Dutch Shell Plc Sponsored ADR Repstg A Shs	Common Stock	325,790
Aecom	Common Stock	115,706
Alexion Pharmaceuticals Inc	Common Stock	345,258
Allergan Plc	Common Stock	245,313
Alphabet Inc Cap Stk Cl A Cap Stk Cl A	Common Stock	438,797
Alphabet Inc Cap Stk Cl C Cap Stk Cl C	Common Stock	434,079
Amazon Com Inc	Common Stock	834,724
American International Group Inc	Common Stock	292,994
American Tower Corp	Common Stock	319,934

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Apple Inc Com Stk	Common Stock	$ 537,037
Atlassian Corporation Plc Com Usd0.1 Cl A	Common Stock	24,064
Avago Technologies Ltd Npv Stock Merger Broadcom Ltd	Common Stock	245,303
Avnet Inc	Common Stock	264,066
Axis Capital Holdings Ltd	Common Stock	201,099
Baker Hughes Inc	Common Stock	64,517
Bank Of America Corp	Common Stock	292,421
Baxter Intl Inc	Common Stock	122,079
Biomarin Pharmaceutical Inc	Common Stock	99,522
Boston Scientific Corp	Common Stock	233,506
Bristol Myers Squibb Co	Common Stock	409,301
Celgene Corp	Common Stock	459,519
Cigna Corporation	Common Stock	123,942
Citigroup Inc	Common Stock	287,730
Concho Res Inc	Common Stock	65,002
Costar Group Inc	Common Stock	165,145
Costco Wholesale Corp	Common Stock	209,950
CVS Health Corp	Common Stock	240,025
Danaher Corp	Common Stock	267,680
Delphi Automotive Plc	Common Stock	167,174
Delta Air Lines Inc	Common Stock	268,505
Dexcom Inc	Common Stock	156,020
Dollar Tree Inc	Common Stock	96,525
Dover Corp	Common Stock	113,424
Ecolab Inc	Common Stock	264,218
Edwards Lifesciences Corp	Common Stock	165,858
Exxon Mobil Corp	Common Stock	237,592
Facebook Inc Cl A	Common Stock	610,481
First Data Corp Cl A	Common Stock	248,310
Ford Mtr Co	Common Stock	191,624
Frkln Res Inc	Common Stock	188,261
Gannett Co Inc	Common Stock	17,304,260
General Electric Co	Common Stock	171,325
Genworth Finl Inc Com Cl A	Common Stock	37,460
Gilead Sciences Inc	Common Stock	226,666
Goldman Sachs Group Inc	Common Stock	209,968
Hewlett Packard Enterprise Co	Common Stock	124,777
Hilton Worldwide Hldgs Inc	Common Stock	129,021
Home Depot Inc	Common Stock	361,043

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
HP Inc	Common Stock	$ 97,195
Intel Corp	Common Stock	173,662
Interpublic Group Companies Inc	Common Stock	140,518
Intuit	Common Stock	236,425
JPMorgan Chase & Co	Common Stock	219,088
L Brands Inc	Common Stock	194,515
Lamar Advertising Co Cl A	Common Stock	246,398
LendingClub Corp	Common Stock	79,560
Linkedin Corp Cl A	Common Stock	370,257
Lululemon Athletica Inc	Common Stock	123,305
Mastercard Inc Cl A	Common Stock	373,765
Medtronic Plc	Common Stock	212,222
Metlife Inc	Common Stock	191,972
Microsoft Corp	Common Stock	409,997
Mobileye Nv Eur0.01	Common Stock	215,205
Moodys Corp	Common Stock	75,255
Morgan Stanley	Common Stock	191,210
Netflix Inc	Common Stock	160,818
News Corp Cl A	Common Stock	115,658
News Corp Cl B	Common Stock	102,131
Nike Inc Cl B	Common Stock	450,375
Omnicom Group Inc	Common Stock	200,877
On Semiconductor Corp	Common Stock	167,776
Oracle Corp	Common Stock	181,627
Palo Alto Networks Inc	Common Stock	132,105
Parker-hannifin Corp	Common Stock	132,960
Paypal Hldgs Inc	Common Stock	156,493
PNC Financial Services Group	Common Stock	168,127
PPG Ind Inc	Common Stock	216,416
Quintiles Transnational Hldgs Inc	Common Stock	258,230
Regeneron Pharmaceuticals Inc	Common Stock	95,002
Salesforceincstk	Common Stock	302,232
SBA Communications Corp Cl A	Common Stock	256,791
Schwab Charles Corp	Common Stock	184,408
ServiceNow Inc	Common Stock	186,104
Sherwin-Williams Co	Common Stock	212,872
Stanley Black & Decker Inc	Common Stock	187,098
Staples Inc	Common Stock	137,751
Starbucks Corp	Common Stock	297,749

TEGNA 401(k) Savings Plan

EIN: 16-0442930 Plan #: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)

December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current Value
State Str Corp	Common Stock	$	144,997
Superior Energy Svcs Inc	Common Stock		89,158
Terex Corp New	Common Stock		112,007
Tesla Mtrs Inc	Common Stock		124,805
The Priceline Group Inc	Common Stock		272,839
Ubs Group Ag	Common Stock		206,794
Ulta Salon Cosmetics & Fragrance Inc	Common Stock		227,550
Under Armor Inc Cl A	Common Stock		104,793
Unitedhealth Group Inc	Common Stock		423,504
Vertex Pharmaceuticals Inc	Common Stock		187,109
Visa Inccl A Stk	Common Stock		782,402
Voya Finl Inc	Common Stock		153,693
Wal-Mart Stores Inc	Common Stock		217,063
Walt Disney Co	Common Stock		281,825
Workday Inc Cl Ausd0.001	Common Stock		120,237
Zoetis Incusd0.01 Cl 'a'	Common Stock		134,176
Total Common Stock		$	41,445,721
Vanguard Brokerage Option	Self-Directed Brokerage Accounts	$	9,582,770
Fidelity Managed Income Portfolio	Fully Benefit-Responsive Investment Contract	$	70,031
* Loans to participants	Interest rates on loans are 4.25% - 9.5% with a max credit term of 60 months	$	6,468,111
Total Investments		$	639,304,316

* Party-in-interest

Note: cost information has not been presented as all investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEGNA 401(k) Savings Plan

Date: June 28, 2016

By:

Kevin Lord
Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-204704) pertaining to the TEGNA 401(k) Savings Plan of our report dated June 28, 2016, with respect to the financial statements and schedules of the TEGNA 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2015.

Ernst & Young LLP

Philadelphia, Pennsylvania
June 28, 2016